Ratio of Earnings to Fixed Charges (1)                                  Exhibit 12.1
The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income before income taxes	$1,936.5	$1,721.9	$1,437.5	$1,248.0	$1,095.8
Add back:
Share of loss on equity investees (2)	4.3	6.4	7.2	5.1	0.8
Amortization of capitalized interest	0.2	0.1	—	—	—
Subtract:
Capitalized interest	(1.0)	(0.3)	(1.4)	(0.9)	—
Earnings Before Income Taxes	1,940.0	1,728.1	1,443.3	1,252.2	1,096.6

Plus:
Interest expense (excluding interest for securities lending)	117.9	140.6	135.3	57.4	3.6
Interest expense within rent	11.6	10.6	10.2	11.4	6.9
Adjusted Earnings	$2,069.5	$1,879.3	$1,588.8	$1,321.0	$1,107.1

Fixed Charges	$129.5	$151.2	$145.5	$68.8	$10.5

Ratio of Earnings to Fixed Charges	15.98	12.43	10.92	19.19	105.93
(1)     The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)    Represents CME Groups’ interest in various entities, which is recognized using the equity method of accounting.